Consignment Agreement

This agreement is made between TheAmericanWest.com, Inc. and Blondie's of Santa Fe.

TheAmericanWest.com, Inc. at its discretion will ship directly to Blondie's of Santa Fe for resell of all consignment goods. Payments from goods sold from Blondie's Santa Fe location will be due and payable to TheAmericanWest.com on the 1st and 15th of every month, (sales from the 1st - 14th of the month paid on the 15th of the month and sales from the 15th - 31st paid on the 1st of the month).

In the event of Blondie's of Santa Fe closing the store, all goods provided by TheAmericanWest.com for sale at the location of 122 W. San Francisco St., Santa Fe, New Mexico 87501 will be sent back to TheAmericanWest.com, Inc. 12691 Apple Valley Road, Apple Valley, CA 92308 via insured postal service, federal express or UPS.

In the event Blondie's store located at 122 W. San Francisco St., Santa Fe, New Mexico 87501 does not send back all inventory, Blondie's and/or Laurie Hackler will be responsible for the total amount of inventory on hand at the time of close which will be due and payable within 10 days from date of close.

TheAmericanWest.com, Inc. will inspect every garment prior to shipping to Blondie's storefront. Blondie's representative will be responsible for inspecting garments upon arrival, therefore any item damaged (i.e., torn, stained, ripped, missing button/zipper), needs to be reported to TheAmericanWest.com immediately or will be repaired at Blondie's expense.

Should an item(s) not sell within 120 days, TheAmericanWest.com has the option to request said item to be returned to TheAmericanWest.com, Inc. from Blondie's store.

Either party may cancel this agrement with 10 day written notice. However, all merchandise located at Blondie's 122 W. San Fancisco St., Santa Fe, New Mexico 87501 must be returned to TheAmericanWest.com, Inc. 12691 Apple Valley Road, Apple Valley, CA 92308.

If either party breaches this agreement and it is necessary to employ the services of an attorney or attorneys to enforce the terms of this agreement, the breaching party shall pay the non-breaching party's reasonable attorney's fees, cost and expenses incurred in enforcement of this agreement.

The terms of this agreement shall be interpreted and governed in accordance with the laws of the State of Nevada and jurisdiction and venue of any legal proceedings brought hereunder shall be in Clarke County.

7-27-01	7-19-01
Date	Date

\S\   John A. Schaffer
TheAmericanWest.com Representative
12691 Apple Valley Road
Apple Valley, CA 92308

\S\   Laurie Hackler
Blondie's/Laurie Hackler
122 W. San Francisco St.
Santa Fe, NM 12691

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